Exhibit 99.1

TransAlta's 2019 Annual Meeting of Shareholders

CALGARY, March 14, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or "the Company") (TSX:TA) (NYSE:TAC) today announced that it has changed the date and location of its 2019 Annual and Special Meeting of Shareholders (the "Meeting") to 10:30 a.m. on April 26, 2019 to be held at the TELUS Convention Centre, North Building, Room 104, Calgary Alberta.  The record date for the Meeting remains unchanged at close of business on March 7, 2019.  Under TransAlta's Advance Notice Bylaw, it is also extending the director nomination deadline for the Meeting to March 25, 2019.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

View original content:http://www.prnewswire.com/news-releases/transaltas-2019-annual-meeting-of-shareholders-300812646.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2019/14/c0148.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 12:52e 14-MAR-19